SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 10, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT



MERANT PLC

Wednesday 10 April 2002

MERANT plc

Purchase of own shares


MERANT announces that on Tuesday 9 April 2002 it purchased for cancellation 1,415,767 ordinary shares of 2p each at a price of 117p.

MERANT has repurchased for cancellation a total of 20,247,291 ordinary shares, which is the maximum number of shares the Company was authorised to purchase at the EGM held on 28 November 2001.

MERANT has now completed this share buyback programme.


END

SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  April 10, 2002              By: /s/ Leo Millstein
                             --------------------------------------
                          	Leo Millstein
		 			Vice President & General Counsel